



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

10031276

Cm

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36138

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING May 1, 2009 (MM/DD/YY) AND ENDING April 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oak Tree Securities, Inc.

OFFICIAL USE ONLY
18126
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1576 Second Street, Suite F
(No. and Street)

Livermore,	California	94550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Godinez, Chief Executive Officer (925) 245-0570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2815 Mitchell Drive, Suite 105	Walnut Creek,	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Godinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Tree Securities, Inc., as of April 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public


MARY A. YOUNG
COMM. # 1881347
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. MAR. 1, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. - Separate report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO THE COMMISSIONER OF CORPORATIONS OF
THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO
RULES 260.241.2(b) AND 350.535.1(b)

(Executed within the State of California)

I, ***David Godinez***, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof; that the same are true and correct to my best knowledge and belief; and that neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 1st day of July, 2010

at Livermore, California



David Godinez, Chief Executive Officer
Oak Tree Securities, Inc.

TABLE OF CONTENTS

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

We have audited the accompanying statement of financial condition of Oak Tree Securities, Inc. as of April 30, 2010 and the related statements of operations, changes in Shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oak Tree Securities, Inc. as of April 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION

June 25, 2010

OAK TREE SECURITIES, INC.
Statement of Financial Condition
April 30, 2010

ASSETS

Cash in bank	$	68,868
Deposits with clearing broker		17,314
Total cash		86,182
Commissions receivable		34,563
Rep receivables		2,268
Total Assets	$	123,013

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable	$	2,303
Commissions payable		28,200
Deferred income tax liabilities		1,182
Current income tax liabilities		3,118
Total liabilities		34,803

SHAREHOLDERS' EQUITY

Shareholders' equity:		
Common stock:		
Class A 100,000 shares authorized, 1,000 shares issued		100
Class B, 100,000 shares authorized, 320 shares issued		7,000
Paid-in capital		32,163
Retained earnings		48,947
Total shareholders' equity		88,210
Total Liabilities and Shareholders' Equity	$	123,013

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Operations
For the Year Ended
April 30, 2010

Revenue	
Fees and commissions earned	$ 911,817
Interest and other income, including reimbursements	2,463
Total revenues	914,280
Commission and brokerage expense	750,012
Gross profit	164,268
Expenses	
Clearing charges	26,591
Rent	1,548
Insurance	1,777
Telephone and communication	5,471
Regulatory fees	5,043
Professional fees	68,000
Office expense	3,461
Outside services	12,624
Printing and delivery	1,358
Due Diligence	8,385
Meals and seminars	5,644
Other	1,181
Total expenses	141,083
Income before income tax expense	23,185
Income tax expense:	
Current - California	2,294
Current - Federal	1,624
Deferred tax increase - Federal/California	855
Total income tax expense	4,773
Net income	$ 18,412

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended
April 30, 2010

	Common Stock		Paid-in	Retained	
	Class A	Class B	Capital	Earnings	Total
Balance - April 30, 2009	$ 100	$ 8,000	$33,163	$ 30,535	$ 71,798
Dividends declared	-	-	-	-	-
Capital contribution	-	1,000	-	-	1,000
Stock Buyback	-	(2,000)	(1,000)	-	(3,000)
Net income (loss)	-	-	-	18,412	18,412
Balance - April 30, 2010	$ 100	$ 7,000	$32,163	$ 48,947	$ 88,210

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended
April 30, 2010

Cash flows from operating activities:	
Net income (loss)	$ 18,412
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	-
Changes in operating assets and liabilities:	
Increase in commissions receivable	(11,477)
Increase in commissions and accounts payable	5,535
Increase in income taxes payable	3,972
Decrease in rep receivables	1,070
Net cash provided by (used in) operating activities	17,512
Cash flows from financing activities:	
Retirement of shares	(2,000)
Net cash provided by (used in) financing activities	(2,000)
Net increase (decrease) in cash	15,512
Cash at beginning of year	70,670
Cash at end of year	$ 86,182

The accompanying notes are an integral part of these financial statements.

OAK TREE SECURITIES, INC.
Notes to Financial Statements
April 30, 2010

1. General Information and Summary of Significant Accounting Policies

Description of Business

Oak Tree Securities, Inc. (the "Company"), is registered as a broker and dealer in securities with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). It transacts trades in equity securities through other brokers on a "fully disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of limited partnership interests, mutual funds and other interests.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred. Commission revenue and the related commission expense is recorded on the trade date of transactions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains cash in one bank and one savings institution with FDIC insurance of up to $250,000 each. An additional deposit was maintained with a clearing broker, which is insured by SPIC.

Investments

When the company has firm investments in various equity securities, they are carried at fair value.

Income taxes

When appropriate, deferred income tax assets and liabilities are provided for differences between the tax basis of an asset or liability and the reported amounts in the financial statements brought about because the Company files income tax returns on the cash basis.

Depreciation

Furniture and equipment were depreciated on a straight-line basis over five years and fully depreciated at April 30, 2010.

2. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.40 to 1 at April 30, 2010. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1.

At April 30, 2010, the Company had net capital as defined of $85,942, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption from Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Commitment

The Company has a two-year commitment of $5,000 per month, which began January 1, 2008, for management services. The total amounted to $62,164 for the fiscal year including expenses of $2,164.

5. Income Taxes

The Company reports its income on the cash method of accounting for income tax purposes; and uses the accrual method of accounting for financial statements. The statements include income and expenses generated by commissions receivable from investment companies and commissions payable to Company representatives, which is not reported for tax purposes until the cash is received or paid. These differences create “timing” differences between taxable income and financial statement income.

5. Income Taxes (continued)

The following is the computation of income tax expense:

Income Tax Expense	California	Federal	Total
Net income (loss) before income taxes	$ 23,184	$ 23,184	
Less prior year California Franchise Tax	-	(800)	
Deductions not allowable	61	61	
Federal prior year net operating loss	-	(2,280)	
Deferred tax items:			
Increase in accounts receivable	(10,407)	(10,407)	
Increase in accounts payable	5,535	5,535	
Taxable income	$ 18,373	$ 15,293	
Income tax thereon – current (minimum CA)	$ 1,624	$ 2,294	$ 3,918
Deferred income tax provision	431	423	854
Total income tax expense, including deferred	$ 2,055	$ 2,717	$ 4,772

6. Common Stock

The Company has two classes of common stock. Class A shareholders (one) are entitled to vote for two directors and Class B shareholders (currently, 7) are entitled to vote for two directors.

In 2010, one shareholder's estate sold their shares back to the company.

7. Cash Deposit

Consistent with industry practice, the Company's clearing broker, Wedbush Morgan is holding $17,314 as a deposit for unpaid security transactions.

8. Subsequent Events

Management has evaluated subsequent events through June 25, 2010, the date on which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

OAK TREE SECURITIES, INC.
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
April 30, 2010

Shareholders' equity	$ 88,210
Assets not allowed for net capital purposes:	
Receivables from reps	2,268
Total unallowed assets	2,268
Net Capital	$ 85,942
Minimum net capital required (6 2/3% of $34,803 aggregate indebtedness or the minimum of $5,000)	$ 5,000
Net capital in excess of requirement	$ 80,942
Ratio of aggregate indebtedness ($34,803 to net capital of $85,942) (required to be less than 15 to 1)	0.40 to 1

	Aggregate Indebtedness	Net Capital	Ratio
Focus Report as filed	$ 29,761	$ 90,571	0.33 to 1
Client deferred tax liability add back	363	-	
Current year adjustment to deferred tax liability	3,937	(3,937)	
Other	-	50	
Accounts payable - credit cards	742	(742)	
Adjusted amounts above	$ 34,803	$ 85,942	0.40 to 1

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders
Oak Tree Securities, Inc.
Livermore, California

In planning and performing our audits of the financial statements and supplemental schedule of Oak Tree Securities, Inc. (the "Company"), for the year ended April 30, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control* deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant* deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders and management of the Company, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CROPPER ACCOUNTANCY CORPORATION

June 25, 2010

OAK TREE SECURITIES, INC.

SIPC SUPPLEMENTAL REPORT

APRIL 30, 2010

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Oak Tree Securities, Inc.
Livermore, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2010, which were agreed to by Oak Tree Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC solely to assist you with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for Oak Tree Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the fiscal year May 1, through April 30, 2010, as applicable, with the amounts reported in Form SIPC-7 for that year noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion of compliance. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CROPPER ACCOUNTANCY CORPORATION

June 25, 2010

SIPC-7 (30-REV 3/10)

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O x 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 4-30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

-036138 FINRA APR 6/26/1986
AK TREE SECURITIES INC
576 SECOND STREET STE F
IVERMORE, CA 94550

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Durdan (925) 245-0570

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 536.55

B. Less payment made with SIPC-6 filed (exclude interest) (202.90)

11-30-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 333.65

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 333.65

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 333.65

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oak Tree Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of May, 2010.

Financial Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5-1, 2009 and ending 4-30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 914,279.98

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions — -0-

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 667,864.81

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 26,590.87

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Internal Production Assessments, Reimbursements — 5,207.23

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) —

Total deductions — 699,662.91

2d. SIPC Net Operating Revenues — $ 214,617.07

2e. General Assessment @ .0025 — $ 536.55

(to page 1 but not less than $150 minimum)

Cropper Accountancy Corporation
Certified Public Accountants

2977 Ygnacio Valley Road, #460
Walnut Creek, California 94598
Tel: (925) 932-3860
Fax: (925) 932-3862

June 24, 2010

Securities Exchange Commission
100 F Street, NE
Washington, DC 20549

Gentlemen:

Enclosed please find two copies of the financial statements of Oak Tree Securities, Inc. for the year ended April 30, 2007, together with our auditors' report thereon pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Very truly yours,



John Cropper
Cropper Accountancy Corporation

JAC/kap
Enc.
Cc: Mr. David Godinez

OAK TREE SECURITIES, INC.

FINANCIAL STATEMENTS AND SCHEDULE

APRIL 30, 2010

Cropper Accountancy Corporation
Certified Public Accountants